Exhibit 99.1

November 17, 2022

Globant Reports 2022 Third Quarter Financial Results

Strong Results, Reflecting Solid Demand for Digital

Third quarter revenues of $458.9 million, up 34.2% year-over-year

IFRS Diluted EPS of $0.84 for the third quarter

Non-IFRS Diluted EPS of $1.27 for the third quarter

LUXEMBOURG / November 17, 2022 - Globant (NYSE: GLOB), a digitally native technology services company, today announced results for the three and nine months ended September 30, 2022.

Please see highlights below, including certain Non-IFRS measures. Note that reconciliations between Non-IFRS financial measures and IFRS operating results are disclosed at the end of this press release.

Third Quarter 2022 Financial Highlights

•	Revenues rose to $458.9 million, representing 34.2% year-over-year growth.
•	IFRS Gross Profit Margin was 37.5% compared to 38.5% in the third quarter of 2021.
•	Non-IFRS Adjusted Gross Profit Margin was 39.1% compared to 39.8% in the third quarter of 2021.
•	IFRS Profit from Operations Margin was 11.3% compared to 11.6% in the third quarter of 2021.
•	Non-IFRS Adjusted Profit from Operations Margin was 16.1% compared to 16.5% in the third quarter of 2021.
•	IFRS Diluted EPS was $0.84 compared to $0.60 in the third quarter of 2021.
•	Non-IFRS Adjusted Diluted EPS was $1.27 compared to $0.98 in the third quarter of 2021.

Nine months ended September 30, 2022 Financial Highlights

•	Revenues rose to $1,289.5 million, representing 40.6% year-over-year growth.
•	IFRS Gross Profit Margin was 37.7% compared to 38.2% in the first nine months of 2021.
•	Non-IFRS Adjusted Gross Profit Margin was 39.2% compared to 39.6% in the first nine months of 2021.
•	IFRS Profit from Operations Margin was 11.8% compared to 11.0% in the first nine months of 2021.
•	Non-IFRS Adjusted Profit from Operations Margin was 16.3% compared to 16.4% in the first nine months of 2021.
•	IFRS Diluted EPS was $2.57 compared to $1.60 in the first nine months of 2021.
•	Non-IFRS Adjusted Diluted EPS was $3.69 compared to $2.69 in the first nine months of 2021.

Other Metrics as of and for the quarter ended September 30, 2022

•	Cash and cash equivalents and Short-term investments were $369.2 million as of September 30, 2022, a decrease of $91.2 million from $460.4 million as of December 31, 2021, driven mainly by acquisitions, investments in our platform business, our hedging policy, and organic expansion initiatives. As of September 30, 2022, our credit facility was fully undrawn.
•	Globant completed the third quarter of 2022 with 26,541 Globers, 24,922 of whom were technology, design and innovation professionals.
•	The geographic revenue breakdown for the third quarter of 2022 was as follows: 64.9% from North America (top country: US), 21.9% from Latin America (top country: Argentina), 10.0% from EMEA (top country: Spain) and 3.2% from Asia and Oceania (top country: India).
•	Globant’s top customer, top five customers and top ten customers for the third quarter of 2022 represented 10.7%, 24.7% and 34.5% of revenues, respectively.
•	During the twelve months ended September 30, 2022, Globant served a total of 1,114 customers (with revenues over $10,000 in the last twelve months) and continued to increase its wallet share, with 255 accounts generating more than $1 million of annual revenues, compared to 162 for the same period one year ago.
•	In terms of currencies, 81.2% of Globant’s revenues for the third quarter of 2022 were denominated in US dollars.

“We continue to be a leader in the broader technology market. Globant is fully committed to delivering 360-degree digital transformations with consumer-centric solutions. We execute our strategy through smart process optimization, which helps our clients streamline their operations and achieve maximum efficiency. Our end-to-end capabilities help organizations deliver innovative experiences for their customers, leading to better performance and stronger returns”, said Martín Migoya, Globant’s CEO and Co-founder. “Our unique approach differentiates us from other players in the industry. Just recently, Frost & Sullivan awarded Globant the 2022 Company of the Year Award in the Global Digital Transformation Services Industry. We look forward to continuing to extend our reach to additional regions and industries.”

“We are proud of the financial results delivered in the third quarter. Our revenues for the third quarter were $458.9 million, representing a 34.2% year-over-year growth. Since the end of the second quarter, our revenues for the third quarter grew 6.9% - supporting our fourth quarter outlook. Third quarter revenue growth was 36.7% year-over-year in constant currency; 250 basis points above our headline figure. Our scalable and adaptive service offerings continue to create value for our clients. Our increasing scale and global footprint, the depth and breadth of our services, the ability to access our clients’ decision making higher in the value chain, and our end-to-end capabilities continue to drive high returns on investments for our customers,” explained Juan Urthiague, Globant’s CFO.

2022 Full Year Outlook

Based on current market conditions, Globant is providing the following estimates for the full year of 2022:

•	Full Year 2022 Revenues are estimated to be at least $1,778 million, or 37.1% year-over-year growth. This expected growth includes a negative FX impact of 2.0 percentage points.
•	Full Year 2022 Non-IFRS Adjusted Profit from Operations Margin is estimated to be in the range of 16-17%.
•	Full Year 2022 Non-IFRS Adjusted Diluted EPS is estimated to be at least $5.06 (assuming an average of 42.8 million diluted shares outstanding during 2022).

Conference Call and Webcast

Martín Migoya and Juan Urthiague will discuss the third quarter 2022 results in a video conference call today beginning at 4:30pm ET.

Video conference call access information is:

https://more.globant.com/F3Q22EarningsCall

Webcast http://investors.globant.com/

About Globant (NYSE:GLOB)

We are a digitally native company that helps organizations reinvent themselves to create a way forward and unleash their potential. We are the place where innovation, design and engineering meet scale.

We have more than 26,500 employees and we are present in more than 20 countries working for companies like Google, Rockwell Automation, Electronic Arts and Santander, among others.

We were named a Worldwide Leader in CX Improvement by IDC MarketScape report. We were also featured as a business case study at Harvard, MIT and Stanford. We are a member of the Cybersecurity Tech Accord.

For more information, please visit www.globant.com

Non-IFRS Financial Measures

While the financial figures included in this press release have been computed in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The financial information in this press release has not been audited.

Globant provides non-IFRS financial measures in addition to reported IFRS results prepared in accordance with IFRS. Management believes these measures help illustrate underlying trends in the company’s business and uses the non-IFRS financial measures to establish budgets and operational goals, communicated internally and externally, for managing the company’s business and evaluating its performance. The company anticipates that it will continue to report both IFRS and certain non-IFRS financial measures in its financial results, including non-IFRS measures that exclude share-based compensation expense, depreciation and amortization, impairment of non-financial assets, acquisition-related charges, COVID-19 related charges and the related effect on income taxes of the pre-tax adjustments. Because the company’s non-IFRS financial measures are not calculated according to IFRS, these measures are not comparable to IFRS and may not necessarily be comparable to similarly described non-IFRS measures reported by other companies within the company’s industry. Consequently, Globant’s non-IFRS financial measures should not be evaluated in isolation or supplant comparable IFRS measures, but, rather, should be considered together with its condensed interim consolidated statements of financial position as of September 30, 2022 and December 31, 2021 and its condensed interim consolidated statement of comprehensive income for the three and nine months ended September 30, 2022 and 2021, prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting.

Globant is not providing a quantitative reconciliation of forward-looking Non-IFRS Adjusted Profit from Operations Margin or Non-IFRS Adjusted Diluted EPS to the most directly comparable IFRS measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items without unreasonable effort. These items include, but are not limited to, share-based compensation expense, impairment of assets, acquisition-related charges, and the tax effect of non-IFRS adjustments. These items are uncertain, depend on various factors, and could have a material impact on IFRS reported results for the guidance period.

Forward Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include: the impact and duration of the COVID-19 pandemic; our ability to maintain current resource utilization rates and productivity levels; our ability to manage attrition and attract and retain highly-skilled IT professionals; our ability to accurately price our client contracts; our ability to achieve our anticipated growth; our ability to effectively manage our rapid growth; our ability to retain our senior management team and other key employees; our ability to continue to innovate and remain at the forefront of emerging technologies and related market trends; our ability to retain our business relationships and client contracts; our ability to manage the impact of global adverse economic conditions; our ability to manage uncertainty concerning the instability in the current economic, political and social environment in Latin America; and other factors discussed under the heading “Risk Factors” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission and any other risk factors we include in subsequent reports on Form 6-K.

Because of these uncertainties, you should not make any investment decisions based on our estimates and forward-looking statements. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Globant S.A.

Condensed Interim Consolidated Statement of Comprehensive Income

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Nine Months Ended		Three Months ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Revenues	1,289,519	917,261	458,884	341,834
Cost of revenues	(803,644)	(566,591)	(286,707)	(210,342)
Gross profit	485,875	350,670	172,177	131,492

Selling, general and administrative expenses	(332,524)	(243,366)	(119,208)	(89,269)
Net impairment losses on financial assets	(1,823)	(6,516)	(1,079)	(2,513)
Other operating income and expenses, net	—	11	—	—
Profit from operations	151,528	100,799	51,890	39,710

Finance income	1,466	474	842	144
Finance expense	(11,410)	(8,502)	(4,058)	(2,559)
Other financial results, net	(1,137)	(2,831)	(2,393)	(2,176)
Financial results, net	(11,081)	(10,859)	(5,609)	(4,591)

Share of results of investment in associates	25	(233)	25	—
Other income and expenses, net	2,019	(2,887)	(55)	(2,444)
Profit before income tax	142,491	86,820	46,251	32,675

Income tax	(32,430)	(19,596)	(10,151)	(7,065)
Net income for the period	110,061	67,224	36,100	25,610

Other comprehensive income, net of income tax effects
Items that may be reclassified subsequently to profit and loss:
- Exchange differences on translating foreign operations	(41,814)	(2,627)	(18,700)	(189)
- Net change in fair value on financial assets measured at FVOCI	(2,085)	(18)	7	(18)
- Gains and losses on cash flow hedges	(6,218)	673	(2,007)	577
Total comprehensive income for the period	59,944	65,252	15,400	25,980

Net income attributable to:
Owners of the Company	109,706	67,092	35,991	25,478
Non-controlling interest	355	132	109	132
Net income for the period	110,061	67,224	36,100	25,610

Total comprehensive income for the period attributable to:
Owners of the Company	59,589	65,120	15,291	25,848
Non-controlling interest	355	132	109	132
Total comprehensive income for the period	59,944	65,252	15,400	25,980
Earnings per share
Basic	2.62	1.65	0.86	0.61
Diluted	2.57	1.60	0.84	0.60
Weighted average of outstanding shares (in thousands)
Basic	41,853	40,688	41,982	41,625
Diluted	42,763	41,872	42,891	42,809

Globant S.A.

Condensed Interim Consolidated Statements of Financial Position as of September 30, 2022 and December 31, 2021

(In thousands of U.S. dollars, unaudited)

	September 30, 2022	December 31, 2021
ASSETS
Current assets
Cash and cash equivalents	294,040	427,804
Investments	75,127	32,581
Trade receivables	410,117	300,109
Other assets	14,245	7,855
Other receivables	63,200	49,194
Other financial assets	4,051	2,057
Total current assets	860,780	819,600

Non-current assets
Investments	1,513	1,027
Other assets	10,404	8,583
Other receivables	16,856	24,263
Deferred tax assets	39,107	58,404
Investment in associates	1,242	—
Other financial assets	30,270	25,233
Property and equipment	147,211	133,373
Intangible assets	105,075	102,016
Right-of-use assets	148,901	144,581
Goodwill	584,630	567,451
Total non-current assets	1,085,209	1,064,931
TOTAL ASSETS	1,945,989	1,884,531

LIABILITIES
Current liabilities
Trade payables	62,239	63,210
Payroll and social security taxes payable	180,562	184,464
Borrowings	7,310	10,305
Other financial liabilities	58,745	63,059
Lease liabilities	36,247	25,917
Tax liabilities	16,646	18,071
Income tax payable	8,518	20,318
Other liabilities	440	955
Total current liabilities	370,707	386,299

Non-current liabilities
Trade payables	8,580	6,387
Borrowings	737	1,935
Other financial liabilities	22,323	61,226
Lease liabilities	98,685	108,568
Deferred tax liabilities	1,260	1,289
Income tax payable	3,770	877
Payroll and social security taxes payable	3,645	—
Provisions for contingencies	13,346	9,637
Total non-current liabilities	152,346	189,919
TOTAL LIABILITIES	523,053	576,218

Capital and reserves
Issued capital	50,512	50,080
Additional paid-in capital	927,234	872,030
Other reserves	(56,512)	(6,395)
Retained earnings	499,366	389,660
Total equity attributable to owners of the Company	1,420,600	1,305,375
Non-controlling interests	2,336	2,938
Total equity	1,422,936	1,308,313
TOTAL EQUITY AND LIABILITIES	1,945,989	1,884,531

Globant S.A.

Selected Cash Flow Data

(In thousands of U.S. dollars, unaudited)

	Three months ended
	September 30, 2022	September 30, 2021
Net Income for the period	36,100	25,610
Non-cash adjustments, taxes and others	45,612	38,628
Changes in working capital	(5,694)	29,266
Cash flows from operating activities	76,018	93,504
Capital expenditures	(30,071)	(22,262)
Cash flows from investing activities	(95,419)	(119,122)
Cash flows from financing activities	(11,376)	(6,211)
Net (decrease) increase in cash & cash equivalents	(30,777)	(31,829)

Globant S.A.

Supplemental Non-IFRS Financial Information

(In thousands of U.S. dollars, unaudited)

	Nine Months Ended		Three Months Ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Reconciliation of adjusted gross profit
Gross Profit	485,875	350,670	172,177	131,492
Depreciation and amortization expense	16,757	9,482	5,957	3,599
Share-based compensation expense - Equity settled	3,420	2,824	1,506	994
Adjusted gross profit	506,052	362,976	179,640	136,085
Adjusted gross profit margin	39.2%	39.6%	39.1%	39.8%

Reconciliation of selling, general and administrative expenses
Selling, general and administrative expenses	(332,524)	(243,366)	(119,208)	(89,269)
Depreciation and amortization expense	44,863	35,126	15,930	13,381
Share-based compensation expense - Equity settled	37,261	24,412	13,784	8,621
Acquisition-related charges (a)	9,001	9,378	3,291	2,782
Adjusted selling, general and administrative expenses	(241,399)	(174,450)	(86,203)	(64,485)
Adjusted selling, general and administrative expenses as % of revenues	(18.7)%	(19.0)%	(18.8)%	(18.9)%

Reconciliation of Adjusted Profit from Operations
Profit from Operations	151,528	100,799	51,890	39,710
Share-based compensation expense - Equity settled	40,681	27,236	15,290	9,615
Impairment of tax credits	—	(11)	—	—
Acquisition-related charges (a)	18,188	20,464	6,473	6,991
COVID-19-related charges (b)	—	2,228	—	—
Adjusted Profit from Operations	210,397	150,716	73,653	56,316
Adjusted Profit from Operations margin	16.3%	16.4%	16.1%	16.5%

Reconciliation of Net income for the period
Net income for the period	109,706	67,092	35,991	25,478
Share-based compensation expense - Equity settled	40,681	27,236	15,290	9,615
Acquisition-related charges (a)	17,909	26,398	7,311	10,196
COVID-19-related charges (b)	—	2,228	—	—
Impairment of tax credits	—	(11)	—	—
Tax effect of non-IFRS adjustments	(10,709)	(10,336)	(3,942)	(3,408)
Adjusted Net income	157,587	112,607	54,650	41,881
Adjusted Net income margin	12.2%	12.3%	11.9%	12.3%

Calculation of Adjusted Diluted EPS
Adjusted Net income	157,587	112,607	54,650	41,881
Diluted shares	42,763	41,872	42,891	42,809
Adjusted Diluted EPS	3.69	2.69	1.27	0.98

(a)	Acquisition-related charges include, when applicable, amortization of purchased intangible assets included in depreciation and amortization expense line on our condensed interim consolidated statements of comprehensive income, external deal costs, acquisition-related retention bonuses, integration costs, changes in the fair value of contingent consideration liabilities, charges for impairment of acquired intangible assets and other acquisition-related costs. We cannot provide acquisition-related charges on a forward-looking basis without unreasonable effort as such charges may fluctuate based on the timing, size, and complexity of future acquisitions as well as other uncertainty inherent in mergers and acquisitions.
(b)	COVID-19 related charges include, when applicable, bad debt provision related to the effect of COVID-19 on our customers businesses, donations and other expenses directly attributable to the pandemic that are both incremental to charges incurred prior to the outbreak and not expected to recur once the crisis has subsided and operations return to normal and clearly separable from normal operations. Moreover, these charges also include rent concessions that we were granted due to the pandemic environment.

Globant S.A.

Schedule of Supplemental Information (unaudited)

Metrics	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022
Total Employees	21,849	23,526	24,504	25,924	26,541
IT Professionals	20,573	22,167	23,158	24,410	24,922

North America Revenues %	65.2	63.9	64.1	64.5	64.9
Latin America Revenues %	21.6	23.1	23.5	23.8	21.9
EMEA Revenues %	11.1	10.7	10.1	9.7	10.0
Asia and Oceania Revenues %	2.1	2.3	2.3	2.0	3.2

USD Revenues %	74.8	73.4	80.6	79.0	81.2
Other Currencies Revenues %	25.2	26.6	19.4	21.0	18.8

Top Customer %	11.5	11.0	11.0	10.5	10.7
Top 5 Customers %	27.6	26.8	28.0	25.7	24.7
Top 10 Customers %	39.7	37.6	38.6	36.7	34.5

Customers Served (Last Twelve Months)*	816	921	982	1,043	1,114
Customers with >$1M in Revenues (Last Twelve Months)	162	185	206	233	255

(*) Represents customers with more than $10,000 in revenues in the last twelve months.

Investor Relations Contact:

Arturo Langa, Globant

investors@globant.com

+1 (877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

+1 (877) 215-5230

Source: Globant